SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CNinsure Inc.

(Name of Issuer)

Ordinary Shares, $0.0001 par value

(Title of Class Securities)

G2352K108

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
Rule 13d-1(b) ☐
Rule 13d-1(c) ☐
Rule 13d-1(d) ☒

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2352K108
1	Name of Reporting Person. Cathay Auto Services Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 80,084,160
	6	Shared Voting Power 208,199,680
	7	Sole Dispositive Power 80,084,160
	8	Shared Dispositive Power 208,199,680
9	Aggregate Amount Beneficially Owned by Each Reporting Person 288,283,840
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 31.6%
12	Type of Reporting Person (See Instructions) CO

CUSIP No. G2352K108
1	Name of Reporting Person. Cathay Investment Fund, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 80,084,160
	6	Shared Voting Power 208,199,680
	7	Sole Dispositive Power 80,084,160
	8	Shared Dispositive Power 208,199,680
9	Aggregate Amount Beneficially Owned by Each Reporting Person 288,283,840
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 31.6%
12	Type of Reporting Person (See Instructions) CO

CUSIP No. G2352K108
1	Name of Reporting Person. New China Management Corp.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 80,084,160
	6	Shared Voting Power 208,199,680
	7	Sole Dispositive Power 80,084,160
	8	Shared Dispositive Power 208,199,680
9	Aggregate Amount Beneficially Owned by Each Reporting Person 288,283,840
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 31.6%
12	Type of Reporting Person (See Instructions) CO

CUSIP No. G2352K108
1	Name of Reporting Person. S. Donald Sussman
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 80,084,160
	6	Shared Voting Power 208,199,680
	7	Sole Dispositive Power 80,084,160
	8	Shared Dispositive Power 208,199,680
9	Aggregate Amount Beneficially Owned by Each Reporting Person 288,283,840
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 31.6%
12	Type of Reporting Person (See Instructions) IN

Item 1.	(a)	Name of Issuer:
CNinsure Inc.

	(b)	Address of Issuer’s Principal Executive Offices:
19/F, Yinhai Building
No. 299 Yanjiang Zhong Road
Guangzhou, Guangdong 510110
People’s Republic of China

Item 2.	(a)	Name of Person Filing:
Cathay Auto Services Limited
Cathay Investment Fund, Ltd.
New China Management Corp.
S. Donald Sussman

	(b)	Address of Principal Business Office, or if None, Residence:
Cathay Auto Services Limited
c/o Suite 2008, Tower 1, Lippo Centre
89 Queensway
Hong Kong

Cathay Investment Fund, Ltd.
New China Management Corp.
One Dock Street
Stamford, CT 06902

S. Donald Sussman
6100 Red Hook Quarters, Suite C1-C6
St. Thomas, United States Virgin Islands 00802-1348

	(c)	Citizenship:
Cathay Auto Services Limited – British Virgin Islands
Cathay Investment Fund, Ltd. – Cayman Islands
New China Management Corp. – Delaware
S. Donald Sussman – United States

	(d)	Title of Class of Securities:
Ordinary Shares

	(e)	CUSIP Number:
G2352K108

Item 3.	Not Applicable.

Item 4.	Ownership:
The following information with respect to the ownership of the ordinary shares of the issuer by each of the reporting persons is provided as of December 31, 2007:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Cathay Auto Services Limited (1)	288,283,840	31.6%	80,084,160	208,199,680	80,084,160	208,199,680
Cathay Investment Fund, Ltd. (2)	288,283,840	31.6%	80,084,160	208,199,680	80,084,160	208,199,680
New China Management Corp. (3)	288,283,840	31.6%	80,084,160	208,199,680	80,084,160	208,199,680
S. Donald Sussman (4)	288,283,840	31.6%	80,084,160	208,199,680	80,084,160	208,199,680

(1)
The 288,283,840 ordinary shares of the issuer beneficially owned by Cathay Auto Services Limited (“Cathay Auto”) consist of (i) 80,084,160 ordinary shares directly held by Cathay Auto and (ii) 208,199,680 ordinary shares directly held by China United Financial Services Holdings Limited (“CUFS”).  Cathay Auto owns approximately 38.7% of the total outstanding shares of CUFS directly.  Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, Cathay Auto may be deemed to beneficially own all of the ordinary shares of the issuer held by CUFS.  Cathay Auto disclaims beneficial ownership of all of the ordinary shares of the issuer held by CUFS except to the extent of its pecuniary interest therein.

(2)
Cathay Investment Fund, Ltd. (“CIF”) owns 100% of the total outstanding shares of Cathay Auto.  Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, CIF may be deemed to beneficially own all of the ordinary shares of the issuer held by Cathay Auto and CUFS.  CIF disclaims beneficial ownership of all of the ordinary shares of the issuer held by CUFS except to the extent of Cathay Auto’s pecuniary interest therein.

(3)
New China Management Corp. (“New China”), as the investment manager of CIF, has the power to direct the voting and disposition of shares directly and indirectly held by CIF.  Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, New China may be deemed to beneficially own all of the ordinary shares of the issuer held by Cathay Auto and CUFS.  New China disclaims beneficial ownership of all of the ordinary shares of the issuer held by CUFS except to the extent of Cathay Auto’s pecuniary interest therein.

(4)
S. Donald Sussman owns 100% of the total outstanding shares of New China.  Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Sussman may be deemed to beneficially own all of the ordinary shares of the issuer held by Cathay Auto and CUFS.  Mr. Sussman disclaims beneficial ownership of all of the ordinary shares of the issuer held by CUFS except to the extent of Cathay Auto’s pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2008

CATHAY AUTO SERVICES LIMITED

By:	/s/Paul S. Wolansky
Name:	Paul S. Wolansky
Title:	Director

CATHAY INVESTMENT FUND, LTD.

By:	/s/Paul S. Wolansky
Name:	Paul S. Wolansky
Title:	Director

NEW CHINA MANAGEMENT CORP.

By:	/s/Paul S. Wolansky
Name:	Paul S. Wolansky
Title:	President

/s/S. Donald Sussman
S. Donald Sussman

*Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement